SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d)

and Amendments Thereto Filed Pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

LSB Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50215P1 00 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50215P1 00	13G	Page 2 of 6 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) William P. DeLuca, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 381,650* 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 381,650*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 381,650*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.0%**

12.	Type of Reporting Person (See Instructions) IN

*	Comprised solely of shares held by a business trust of which William P. DeLuca, Jr. is the Chairman of the Board of Directors and the controlling equity owner.
**	Based upon 4,220,462 shares of Common Stock outstanding as of September 30, 2003 as reported by the Issuer.

CUSIP No. 50215P1 00	13G	Page 3 of 6 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Windham Equity Company (EIN 04-2938474)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 381,650 6. Shared Voting Power -0- 7. Sole Dispositive Power 381,650 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 381,650

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.0%*

12.	Type of Reporting Person (See Instructions) OO

*	Based upon 4,220,462 shares of Common Stock outstanding as of September 30, 2003 as reported by the Issuer.

CUSIP No. 50215P1 00	13G	Page 4 of 6 Pages

Item 1	(a)	Name of Issuer:

LSB Corporation

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

30 Massachusetts Avenue, North Andover, Massachusetts 01845

Item 2	(a)	Name of Person Filing:

William P. DeLuca, Jr. and Windham Equity Company

Item 2	(b)	Address of Principal Business Office or, if None, Residence:

45 Haverhill Street, Andover, Massachusetts 01810

Item 2	(c)	Citizenship:

William P. DeLuca, Jr.: USA Windham Equity Company: Massachusetts

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

50215P1 00

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 50215P1 00	13G	Page 5 of 6 Pages

Item 4.	Ownership.

As to William P. DeLuca, Jr.:

	(a)	Amount Beneficially Owned: 381,650* shares

	(b)	Percent of Class: 9.0%**

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: -0-

		(ii)	shared power to vote or to direct the vote: 381,650*

		(iii)	sole power to dispose or to direct the disposition of: -0-

		(iv)	shared power to dispose or to direct the disposition of: 381,650*

As to Windham Equity Company:

	(a)	Amount Beneficially Owned: 381,650 shares

	(b)	Percent of Class: 9.0%**

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 381,650

		(ii)	shared power to vote or to direct the vote: -0-

		(iii)	sole power to dispose or to direct the disposition of: 381,650

		(iv)	shared power to dispose or to direct the disposition of: -0-

*	Comprised solely of shares held by a business trust of which William P. DeLuca, Jr. is the Chairman of the Board of Directors and the controlling equity owner.
**	Based upon 4,220,462 shares of Common Stock outstanding as of September 30, 2003 as reported by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

CUSIP No. 50215P1 00	13G	Page 6 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

/s/ William P. DeLuca, Jr.

William P. DeLuca, Jr.

WINDHAM EQUITY COMPANY, a Massachusetts Trust

By:	/s/ William P. DeLuca, III

William P. DeLuca, III, its Treasurer

Dated: February 25, 2004